Filed by Republic Servies, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Republic Services, Inc. (Commission File No. 1-14267)

Contacts for Republic Services:

Media:	Investors:	Both:
Will Flower	Tod Holmes	Chuck Burgess
(954) 769-6392	(954) 769-2387	The Abernathy MacGregor Group
	or	(212) 371-5999
Ed Lang
(954) 769-3591

REPUBLIC SERVICES COMPLETES $1.75 BILLION CREDIT
FACILITY FOR MERGER WITH ALLIED WASTE INDUSTRIES
FORT LAUDERDALE, Fla., September 23, 2008 — Republic Services, Inc. (NYSE: RSG) today announced that it has successfully completed its $1.75 billion senior unsecured revolving credit facility arranged by Bank of America Securities LLC and J.P. Morgan Securities Inc. In addition, Republic today announced that it has entered into an amendment to its existing $1.0 billion senior unsecured revolving credit facility to conform the terms of its existing credit facility with those of the new credit facility as of the closing of Republic’s proposed merger with Allied Waste Industries, Inc. (NYSE: AW).
The new credit facility, together with Republic’s existing credit facility, will provide Republic with all of the financing expected to be needed to consummate its proposed merger with Allied, as well as with additional working capital. The initial funding under the new credit facility is expected to occur upon closing of the proposed merger.
“We are pleased to announce the successful completion of our credit facilities as we come closer to completing the merger of Republic and Allied, establishing one of the nation’s leading waste and environmental services providers” said James O’Connor, Republic’s Chairman and Chief Executive Officer.
Republic expects the merger with Allied to close in the fourth quarter of 2008.
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.

Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. On September 10, 2008, Republic filed with the Securities and Exchange Commission Amendment No. 1 to Registration Statement on Form S-4 containing a Joint Preliminary Proxy Statement/Prospectus in connection with the proposed transaction with Allied, which is subject to review by the SEC. The definitive Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as “will” and “expected” and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to funding of the new credit facility may not be satisfied, the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the merger or the funding of the credit facility. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
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